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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D
                                ( Rule 13d-101 )

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                                  UNIVEC, INC.
                                  ------------
                                (Name of Issuer)

                          Common Stock $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   91335U 10 8
                                   -----------
                                 (CUSIP Number)

                                Jack Becker, Esq.
                             Snow Becker Krauss P.C.
                 605 Third Avenue, New York, New York 10158-0125
                                 (212) 687-3860
                 -----------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                January 20, 1999
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].





                                  (Page 1 of 5)


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                                  SCHEDULE 13D

CUSIP No 91335U 10 8                                           Page 2 of 5 Pages
--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John Frank
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS

                            PF
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
            USA
--------------------------------------------------------------------------------
                             7)   SOLE VOTING POWER

                                              575,775*
                            ----------------------------------------------------
NUMBER                       8)   SHARED VOTING POWER
OF SHARES
BENEFICIALLY                                       -0-
OWNED BY                    ----------------------------------------------------
EACH                         9)   SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                                    575,775*
                           -----------------------------------------------------
                            10)  SHARED DISPOSITIVE POWER

                                                 -0-
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    575,775*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                [ ]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          14.7 % *
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
      IN

* See Item 5.


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                                                                     Page 3 of 5
Item  1. Security and Issuer.
         --------------------
         This Statement relates to shares of common stock, $0.001 par value (the "Common Stock"), of UNIVEC, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 22 Dubon Court, Farmington, NY 11735.

Item 2.  Identity and Background.
         ------------------------
         (a) This Statement is filed on behalf of John Frank (the "Reporting Person").

         (b) The residence address of the Reporting Person is 74 Essex Road, Summit, New Jersey 07901.

         (c) The principal occupation of the Reporting Person is Chief Information Officer of the Hartford Steam Boiler Inspection and Insurance Company, One State Street, Hartford, Connecticut 06103. The Reporting Person is a director of the Issuer.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------
         On April 24, 1997, the date the Common Stock became registered under
Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Person owned 84,642 shares of Common Shares, plus options to purchase 22,236 shares of Common Stock which options were re-granted on January 20, 1999 and are exercisable at $1.75 per share until February 22, 2009. The reporting Person is deemed to be the beneficial owner of the options under Rule 13d- 3 promulgated under the Exchange Act. The Reporting Person acquired 34,397 shares of Common Stock on May 2, 1997 in exchange for the cancellation of $120,390 payable to him (at a conversion rate of $3.50 per share, the initial public offering price per share of Common Stock) and 12,500 shares of Common Stock (together with the 34,397 shares, the Additional Shares"), on July 1, 1997 in brokerage transactions effected on The Nasdaq SmallCap Market for a total purchase price of $31,250 ($2.50 per share). From October 8, 1997 through December 30, 1997, the Reporting Person acquired, in brokerage transactions effected on the Nasdaq SmallCap Market, 166,000 Common Stock Purchase Warrants exercisable at $4.50 per share between April 24, 1999 and April 23, 2002, of which he is deemed to be the beneficial owner under Rule 13d-3 promulgated under the Exchange Act.



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                                                                     Page 4 of 5

The Warrants were purchased using $80,289 of personal funds. On November 19, 1998, the Reporting Person was granted options to purchase 6,000 shares of Common Stock, exercisable at $1.50 per share and on January 20, 1999, the Reporting person was re-granted options to purchase 250,000 shares of Common Stock, exercisable at $1.75 per share until March 28, 2003, of which he is deemed to be the beneficial owner under Rule 13d-3 promulgated under the Exchange Act. The grant of the options and surrender and re-grant of the options did not involve the use of funds or other consideration by the Reporting Person.

Item 4.  Purpose of Transaction.
         -----------------------
         The Reporting Person acquired the Warrants and options for investment purposes only and not with a view to their resale or distribution. Absent any change in personal circumstances, the Reporting Person intends to maintain his equity position in the Issuer.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------
         (a) The Reporting Person beneficially owns 575,775 shares of Common Stock, which includes currently exercisable options to purchase 278,236 shares of Common Stock and 166,000 Common Stock Purchase Warrants exercisable commencing April 24, 1999, which represents approximately 14.7 % (1) of the outstanding shares of Common Stock of the Issuer.

         (b) The Reporting Person has sole voting and dispositive power with respect to 575,775 shares of Common Stock.

         (c) The Reporting Person surrendered options not currently exercisable and was re-granted currently exercisable options on January 20, 1999.

         (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -----------------------------------------------------------------------
         N/A

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------
         N/A

______________
   (1) Based on 3,476,246 shares of Common Stock outstanding as of February 19, 1999 and 278,236 shares of Common Stock issuable upon exercise of currently exercisable options and 166,000 shares of Common Stock issuable on exercise of Warrants exercisable commencing April 24, 1999.


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                                                                     Page 5 of 5



                                    SIGNATURE
                                    ---------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 4, 1999                                /s/ John Frank
                                                    ----------------------
                                                    John Frank